

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

June 9, 2009

Mr. Randal Hardy
Chief Executive and Financial Officer
Timberline Resources, Inc.
c/o Dorsey & Whitney LLP
Republic Plaza Building, Suite 4700
370 Seventeenth Street
Denver, CO 80202-5647

>   **Re: Timberline Resources, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed June 2, 2009**
>   **File No. 333-157607**
>
>   **Form 10-KSB/A-1 For the Fiscal Year Ended September 30, 2008**
>   **Filed May 21, 2009**
>   **Form 10-Q/A-1 for the Fiscal Quarter Ended December 31, 2008**
>   **Filed May 21, 2009**
>   **Response Letter Dated June 8, 2009**
>   **File No. 1-34055**

Dear Mr. Hardy:

        We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Registration Statement on Form S-1

General

1.   To the extent you make changes to your filings in response to the comments below, please make conforming changes to your Form S-1, as applicable. Further, all comments relating to the staff's open review of your periodic filings will need to be resolved prior to our recommending acceleration of effectiveness of your registration statement.

Form 10-KSB/A-1 For the Fiscal Year Ended September 30, 2008, Filed May 21, 2009

Note 5 – Bridge Loan Financing, page 47

2.   We note you entered into a bridge loan financing on June 24, 2008 with Auramet
        and your disclosure that "Pursuant to the loan's terms, the Company also issued
        160,000 shares of the Company's common stock to Auramet after the Company's
        drawdown of the loan on June 27, 2008." In addition to issuance of the shares,
        you disclose that "Auramet received a written put option for the 160,000 shares of
        common stock issued." The terms of this written put option are such that "Ninety
        days from the maturity date of the bridge loan, on January 29, 2009, Auramet has
        a onetime option to put some or all of the 160,000 common shares back to the
        Company at a redemption price of $2.00 per share." Based on your disclosures,
        please address the following:

        o   Provide a summary of the terms of the financing, the issuance of the 160,000
            common shares, and the written put option;

        o   Explain and include journal entries to help us understand how each of the
            above items were accounted for and identify the accounting literature you
            used to account for these items at issuance on June 27, 2008, and subsequent
            measurements at June 30, 2008, September 30, 2008, and December 31, 2008,
            and exercise of the written put option on February 10, 2009;

        o   Provide us with further explanation to support the value you attributed to the
            written put option at June 27, 2008, or $0, including the fair value model you
            utilized and the key assumptions you made;

        o   You previously advised the staff that "the 160,000 common shares issued to
            Auramet are included as part of the loan's origination fees according to the
            indicative term sheet of the loan. As a result, the fair market value of the
            shares are appropriately included as part of deferred financing fees to be
            amortized over the life of the loan. These shares have been mischaracterized
            in our disclosure as a discount and we have revised our disclosure
            accordingly." Based on our further consideration, please support your
            treatment of the fair value of these shares as deferred issue costs rather than a
            discount to the financing arrangement. In this regard, the staff understands
            issue costs to include underwriting, legal, and other direct costs related to the
            issuance of debt. In this case, it appears the issuance of these shares was not
            separable from the note agreement.

Form 10-Q/A-1 for the Fiscal Quarter Ended December 31, 2008, Filed May 21, 2009

Note 4 – Bridge Loan Financing, page 12

3.   We note your disclosure that "Subsequent to December 31, 2008, Auramet indicated its intention to exercise the put option and return the shares to the Company. The Company and Auramet agreed that the Company would issue an additional 535,652 shares of common stock valued at $0.46 per share to Auramet rather than settle the option with a cash payment. As a result of this transaction, a liability of $246,400 for this put option has been recognized by the Company and the change in fair value of the option was recorded as interest expense during the quarter." Please support your basis for recording the effects of an agreement that occurred subsequent to your quarter ended December 31, 2008 within that quarter.

Supplemental Response Letter Dated June 8, 2009

4.   We note your statement in your response to our verbal comment that "Had the transaction been valued at $0.36 per common share rather than the $0.46 per common share used in the Company's financial statements, interest expense for the three months and six months ending March 31, 2009 would have been reduced by $53,565." Please confirm, if true, that you recorded interest expense attributable to this written put option for the three months ended March 31, 2009 or otherwise advise. In this regard, we note from the disclosure cited above that you recognized interest expense of $154,064 in the quarter ended December 31, 2008.

Closing Comments

Please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jason Brenkert
        (303) 629-3450